Exhibit 20.5

FROM:	R. Wayne Diesel, CEO  (518/785-2334)
DATE:	January 3, 1997


FOR IMMEDIATE RELEASE

              MTI REACHES DEBT SATISFACTION AGREEMENT WITH FIRST ALBANY

(LATHAM, New York) Mechanical Technology Incorporated (MTI) announced that it has reached an agreement with First Albany Companies Inc. (FAC) to satisfy an approximate $4.1 million obligation ($3.0 million principal and $1.1 million in accrued interest). Under the terms of the agreement, MTI will issue one million shares of common stock to FAC in satisfaction for all principal and interest obligations under the First Commercial Credit Corporation (FCCC) arrangement.

As a result of the transaction, MTI's financial position has been significantly enhanced. At September 30, 1996, MTI's latest fiscal year end, MTI reported Stockholders' Equity of $2.2 million ($6.2 million on a pro forma basis had this transaction taken place at that date) and book value per share of $0.44
( $1.04 on a pro forma basis). On a prospective basis, significant interest cost associated with this debt will be eliminated.

Also of significance, the qualification included in the report of the MTI's independent accountants, Coopers & Lybrand, which has appeared for several years, will be removed from the fiscal year September 30, 1996 financial statements. The qualification in prior years referred to the ability of MTI to continue as a "going concern".

By way of background, MTI's debt was the result of a $3.0 million loan made in 1993 between a now bankrupt MTI subsidiary ( United Telecontrol Electronics, Inc.) and FCCC. This loan was pledged as collateral by FCCC in connection with a loan between FCCC and United Community Insurance Company (UCIC), a New York insurer which in 1995 was ordered to liquidate by the New York State Superintendent of Insurance. In connection with the liquidation of UCIC, FAC purchased 909,091 shares of MTI common stock owned by UCIC and UCIC's security interest in the FCCC loan to MTI.

R. Wayne Diesel, Chief Executive Officer of MTI, said that this transaction virtually completes the financial restructuring of MTI which was begun two years ago, and will now allow MTI to focus on its businesses, to grow them and to return them to profitability.

MTI provides contract technology development and engineering services and is a manufacturer of advanced products for the test and measurement markets. The Company was founded in 1961 and is headquartered in Latham, New York. The Company's stock trades in the Over the Counter Market and is listed under the symbol MKTY on NASD's OTC Electronic Bulletin Board.

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